[Adams and Reese LLP letterhead]

June 19, 2013

Via Facsimile No. 202-772-9220

Ms. Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE — Mail Stop 7010

Washington, D.C. 20549-3628

Re:                             Evolution Petroleum Corporation

Registration Statement on Form S-3

Filed May 20, 2013

File No. 333-188705

Dear Ms. Parker:

On behalf of Evolution Petroleum Corporation (“Evolution” or the “Company”), we are responding to comments of the Securities and Exchange Commission (the “Staff”) set forth in the letter from the Staff dated June 11, 2013, with respect to the above-referenced registration statement on Form S-3, Registration No. 333-188705 (the “Registration Statement”).  As you are aware the Registration Statement was filed in connection with the registration of certain securities described in the Registration Statement.  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in your letter.  Evolution’s response follows each applicable comment or request.  All capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Registration Statement.

Form S-3

General

1.                                      Footnote (3) of your Calculation of Registration Fee table indicates that your common stock includes preferred share purchase rights, which may be triggered by certain events. Please revise your filing to describe such rights.

Response:

We have deleted the footnote as the Company has no such rights.

Information Incorporated by Reference, page 23

2.                                      We note that you have incorporated by reference the description of the Company’s common stock contained in its registration statement on Form 8-A filed on July 13, 2006, and “any amendment or report subsequently filed for the purpose of updating such description.” Please revise to indicate the specific amendment and report subsequently filed, including the filing date. Provide similar disclosure with respect to any amendment or report filed with a description of the Series A Preferred Stock.

Response:

We have revised the description to delete references to any subsequent amendments or reports as the Company does not have any such amendments or reports.

Signatures, page II-4

3.                                      We note that your debt securities may be guaranteed by one or more of your subsidiaries. Please revise to include the signature of each registrant, including your subsidiary guarantors.

Response:

The debt securities are not anticipated to have subsidiary guarantees so the Company has deleted throughout the filing any such references to such subsidiary guarantees.

Exhibits

Exhibit 4.7

4.                                      We note that you reference a specimen form of the company’s stock certificate that was previously filed on October 19, 2005. This specimen stock certificate reflects your prior company name, Natural Gas Systems, Inc. Please tell us if you have on file stock certificates that reflect your current corporate name.

Response:

The Company has filed with this Registration Statement the stock certificate reflecting the current corporate name.

Exhibit 5.1

5.                                      Please provide a revised legality opinion that opines that each guarantee will be the binding obligation of its guarantor. Refer to Section II.B.1.e of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19 (October 14, 2011).

Please see response 2 above.  There are no subsidiary guarantees.

6.                                      We note that footnote (2) of your Calculation of Registration Fee table indicates that you are also registering preferred stock and debt securities underlying convertible preferred stock, securities warrants, or debt securities. Your revised legality opinion should also opine on the underlying securities. See Section II.B.1.f of SLB No. 19. In that regard, we also note that assumption (x) of your opinion may be inappropriate.

We have revised footnote (2) to clarify the registration of the common and preferred stock underlying preferred stock, warrants or debt securities and have revised the opinion in accordance with this comment.

Pursuant to the Staff’s request, the Company hereby acknowledges that it is the policy of the Commission that:

•                                          The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these comments, please contact the undersigned at (713) 308-0166.

Very truly yours,

Adams and Reese LLP

/s/ Michael T. Larkin
Michael T. Larkin

cc:                                Caroline Kim

Attorney Advisor

United States Securities and Exchange Commission

Sterling H. McDonald

Evolution Petroleum Corporation